NEWS RELEASE

FOUNDATION GROWTH INVESTMENTS RESPONDS TO EXEGENICS' BOARD OF DIRECTORS MEASURES DESIGNED TO ENTRENCH MANAGEMENT

CHICAGO, Illinois, June 13, 2003 - Foundation Growth Investments expressed its disappointment that the board of directors of eXegenics Inc. (NasdaqSC: EXEG) has adopted a number of measures designed to prevent its own stockholders from selling their stock in the all-cash tender offer, while at the same time spending enormous amounts of the company's money in order to further entrench themselves.

Timothy Leonard, President of EI Acquisition Inc., made the following statement today:

"It is evident from eXegenics' board's refusal to recommend our all-cash offer and blatant attempts to impede stockholder democracy, that eXegenics' board is not seriously committed to realizing stockholder value.

Our tender offer price is $0.40 per share in cash. Such price takes into account the potential contingent liabilities facing eXegenics and other factors, including the costs management is incurring to further entrench themselves.

eXegenics' recommendation to its stockholders filed with the SEC yesterday contains many glaring inaccuracies. Among its many problems, the Schedule 14D-9 filed by eXegenics yesterday lists the wrong number of shares of common stock that are outstanding, identifies the wrong market on which the common stock trades, incorrectly asserts that its quarterly financials are audited, and grossly inflates the value of its assets on a per share basis by ignoring the significant liabilities and commitments management has incurred solely to enrich and protect itself. eXegenics' position that stockholders should not tender is based on, among other things, a financial opinion that is not independent and that explicitly ignores all contingent liabilities and existing litigation against eXegenics.

eXegenics' management makes much of the "market price" of its stock in its filing. What management does not state is that the market for its recently volatile stock is highly illiquid and that Nasdaq will cease quoting its stock in five weeks.

Prior to May 29, management's most consistent achievement was its ability to deplete the company's resources. Since May 29, management has demonstrated a zeal in thwarting stockholder value: the eXegenics board has adopted numerous measures in an attempt to prevent stockholders from selling their shares in the tender offer and to entrench management.

As we state in our Offer to Purchase, our cash offer price is $0.40 per share."

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NOTICE FOR EXEGENICS STOCKHOLDERS

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which have been filed with the Securities and Exchange Commission on May 29, 2003 and distributed to eXegenics stockholders. eXegenics stockholders and other interested parties are urged to read the tender offer documents because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Morrow & Co., Inc., the Information Agent for the transaction, at (800) 607-0088.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF EXEGENICS INC.